Exhibit 99.1

Q2-2010

Second Quarter Report
June 30, 2010

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the six months ended June 30, 2010 and 2009 have not been reviewed by the Company’s auditors, KPMG LLP.  These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

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FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	June 30 2010	December 31 2009
ASSETS
Current Assets
Cash and cash equivalents	$1,115,246	$1,329,176
Accounts receivable	1,181,832	946,823
Inventories	462,008	2,117,159
Prepaid expenses and deposits	167,512	178,287
	2,926,598	4,571,445
Long-term Assets
Capital assets	16,301	102,813
Other assets	20,108	23,210
	$2,963,007	$4,697,468
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$569,403	$546,848
Current portion of tenure allowance payable	32,500	65,000
	601,903	611,848
Long-term liabilities
Tax provision	754,087	744,000
Tenure allowance	938,709	913,464
	2,294,699	2,269,312
Shareholders’ equity
Share capital (Note 7(b))	$2,720,992	$2,720,992
Contributed surplus (Note 7(c))	10,042,877	10,042,877
Deficit	(12,095,561)	(10,335,713)
	668,308	2,428,156
	$2,963,007	$4,697,468
Basis of presentation and going concern (note 1)
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne ”
Director – Nitin Kaushal	Director – Joe Dunne

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FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended			Six months ended
	June 30 2010		June 30 2009	June 30 2010	June 30 2009

REVENUES
Sales	$1,677,532		$1,018,365	$2,830,816	$1,740,896
Licensing	--		--	--	2,168
Phytosterol revenues	1,677,532		1,018,365	2,830,816	1,743,064
Cost of sales	1,596,844		749,284	2,578,556	1,257,990
Inventory and purchase commitment allowances	57,000		(892,000)	115,000	(898,000)
(Note 4)
	23,688		1,161,081	137,260	1,383,074
EXPENSES
General and administrative	616,761		709,927	1,310,987	1,671,547
Marketing, sales and product development	125,740		178,792	260,221	359,571
Nutraceutical research, development and support	146,697		157,248	262,762	430,378
Depreciation and amortization	6,575		9,694	13,756	20,476
Foreign exchange loss / (gain)	992		22,567	33,095	14,876
	896,765		1,078,228	1,880,821	2,496,848
(Loss) / income from operations	$(873,077)	$		$(1,743,561)	$(1,113,774)
OTHER INCOME / EXPENSES
Gain on dilution of interest in subsidiary	--		--	--	4,147,975
Impairment charge for capital assets (Note 5)	(72,757)		--	(72,757)	--
Interest and other	28,159		30,756	56,470	71,212
	(44,598)		30,756	(16,287)	4,219,187
Net (loss) / income before taxes	$(917,675)		$113,609	$(1,759,848)	$3,105,413
Income tax expense	--		(580)	--	(2,904)
Net (loss) / income and comprehensive (loss) /	(917,675)		113,029	(1,759,848)	3,102,509
Deficit, beginning of period	(11,177,886)		(7,472,831)	(10,335,713)	(10,462,311)
Deficit, end of period	$(12,095,561)		$(7,359,802)	$(12,095,561)	$(7,359,802)
Weighted average number of common shares outstanding, basic	4,969,813		4,969,813	4,969,813	4,969,813
Basic (loss) / income per share	$(0.18)		$0.02	$(0.35)	$0.62
Weighted average number of common shares outstanding, diluted	4,969,813		5,039,780	4,969,813	5,034,051
Diluted (loss) / income per share	$(0.18)		$0.02	$(0.35)	$0.62
See accompanying notes to the consolidated financial statements.

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FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
OPERATIONS
Net (loss) / income for the period	$(917,675)	$113,029	$(1,759,848)	$3,102,509
Adjustments for:
Depreciation and amortization	6,575	9,694	13,755	20,476
Stock-based compensation expense	--	91	--	15,913
Impairment charge for capital assets	72,757	--	72,757	--
Accretion of interest	--	--	--	103,728
Gain on dilution of interest in subsidiary	--	--	--	(4,147,975)
	(838,343)	122,814	(1,673,336)	(905,349)
Net change in non-cash operating items (Note 11)	482,881	(903,307)	1,459,405	(68,563)
Net cash used in operations	(355,462)	(780,493)	(213,930)	(973,912)

INVESTMENTS
Proceeds on disposal of short-term investments	--	789,360	--	789,360
	--	789,360	--	789,360
Increase/(decrease) in cash and cash equivalents	(355,462)	8,867	(213,930)	(184,552)
Cash and cash equivalents, beginning of period	1,470,708	1,183,156	1,329,176	1,376,575
Cash and cash equivalents, end of period	$1,115,246	$1,192,023	$1,115,246	$1,192,023

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Supplementary cash flow information:
Income taxes paid	$--	$--	$--	$1,587
See accompanying notes to the consolidated financial statements.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive (loss) / income and consolidated cash flows at June 30, 2010, and for all periods presented, have been made. The results of operations for the six months ended June 30, 2010, are not necessarily indicative of the results for the full year ending December 31, 2010.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained continuing operating losses since its formation and at June 30, 2010 had cash of $1,115,246. The Company’s management is of the view that there are sufficient financial resources to finance operations through the third quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that the Company’s expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

If the planned sale of the business and liquidation (see Subsequent Events-note 13) is not approved by shareholders, or is not completed in a timely matter, the Company’s future operations would be completely dependent upon its ability to complete another strategic transaction such as a merger, acquisition, sale of business or other suitable transaction. The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define the Company’s future will likely require shareholder approval. If the Company is unable to close on a strategic transaction before it exhausts its available financial resources, then it may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

Basis of consolidation

These unaudited consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

2)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009. There were no changes in accounting policies as at June 30, 2010.

3)	INVENTORIES:

	June 30 2010	December 31 2009
Raw materials	$723,058	$1,197,490
Finished goods	672,950	1,738,669

	1,396,008	2,936,159
Valuation allowances	(934,000)	(819,000)
	$462,008	$2,117,159

During the six months ended June 30, 2010, changes in raw materials and finished goods recognized as cost of sales amounted to $2,578,556 (June 30, 2009 - $1,257,990).

4)	PROVISION FOR INVENTORY AND PURCHASE COMMITMENT:

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Purchase commitment allowance(i)	$--	$1,424,000	$--	$1,424,000
Inventory allowance(ii)	(57,000)	(532,000)	(115,000)	(526,000)
	$(57,000)	$892,000	$(115,000)	$898,000

(i) The Company records allowances for losses relating to future year purchase commitments on inventory. In the second quarter of 2009, the Company renegotiated a supply agreement which eliminated future losses on certain purchase commitments for inventory. The provision for losses on future purchase commitment of $1,424,000 included in Accounts payable and accrued liabilities at March 31, 2009, was reversed in the quarter ended June 30, 2009. As at June 30, 2010 the provision for losses on future inventory purchase commitments was $nil.

(ii) The Company regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. To the extent the Company has excess inventory, it recognizes a reserve for such excess inventories based on the expected realizable value of inventory (see Note 3)

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

5)	IMPAIRMENT CHARGE FOR CAPITAL ASSETS:

At June 30, 2010, the Company recorded a charge of $72,757 to record the accelerated amortization on certain office furniture and equipment that the Company plans to dispose of and to reflect a reasonable estimate of its estimated fair value as at that date. The fair value of this office equipment was determined based on a quote from an independent third party.

6)	JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 50,000 line of credit to support the operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

Balance Sheet	June 30 2010	December 31 2009
Assets
Current assets	$142,598	$198,299
Office equipment	1,297	2,002
	$143,895	$200,301
Liabilities
Accounts payable and accrued liabilities	$27,515	$38,707
Equity	$116,380	$161,594

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

6)	JOINT VENTURE (continued):

Statement of Operations	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Revenue	$73,467	$106,811	$163,432	$214,821
Cost of sales	73,091	82,567	162,661	175,104
Expenses	26,918	15,349	45,985	26,613
Net (loss) / earnings	$(26,542)	$8,895	$(45,214)	$13,104

Statement of Cash Flow	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Operating activities	$(43,315)	$10,807	$(29,709)	$8,712
Financing activities	--	--	--	--
Investing activities	--	--	--	--
Increase / (decrease) in cash flow	$(43,315)	$10,807	$(29,709)	$8,712

7)	SHARE CAPITAL:

(a) Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b) Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount
Balance, December 31, 2009 and June 30, 2010	4,969,813	$2,720,992	$8,168,668

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(c) Contributed surplus comprises:

	June 30 2010	December 31 2009
Surplus relating to stock compensation, warrants and options associated with common shares (Note 7 (b))	$8,168,668	$8,168,668
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209
Total contributed surplus	$10,042,877	$10,042,877

(d) Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At June 30, 2010, the Company could grant options for up to 496,981 common shares.

Stock options outstanding as at June 30, 2010:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at June 30, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2010	Weighted average exercise price
<$1.00	193,500	3.13	$0.74	193,500	$0.74
$1.00 - $7.68	7,900	1.75	$6.54	7,900	$6.54
$8.00	235,475	1.71	$8.00	235,475	$8.00
	436,875	2.34	$4.76	436,875	$4.76

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(d) Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the six months ended June 30, 2010 are as follows:

	Options outstanding					Non-vested options
	Shares	Weighted average exercise price	Weighted average years to expiration		Aggregate intrinsic value	Shares	Weighted average grant date fair value
Outstanding, beginning of year	461,615	$4.63	2.86			-	-
Granted	-	-	-			-	-
Forfeited	(24,740)	2.46	2.85			-	-
Vested						-	-
Outstanding at June 30, 2010	436,875	4.76	2.34	$	Nil	-	-
Options exercisable	436,875	$4.76	2.34	$	Nil	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2013.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on June 30, 2010 of US$0.13 ($0.14 in Canadian currency based on the June 30, 2010 exchange rate) on the OTCBB, which would have been received by option holders had they exercised their options at that date. The total fair value of stock options that vested during the six months ended June 30, 2010 was $nil. The weighted average grant-date “fair values” of stock options granted during the six months ended June 30, 2010 was $nil. No options were exercised in the three and six months ended June 30, 2010.

(e) Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at June 30, 2010 and expire on October 26, 2010. No warrants were exercised in the six-month period ended June 30, 2010.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(f) Stock based compensation:

Stock-based compensation recorded for the three and six month periods ended June 30, 2010 and 2009 is summarized below:

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Employee stock-based compensation	$--	$91	$--	$15,907
Non-employee stock-based compensation	--	--	--	6
Total stock-based compensation	$--	$91	$--	$15,913

For the three and six month periods ended June 30, 2010 and 2009 this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
General and administrative	$--	$91	$--	$11,470
Nutraceutical research , development and support	--	--	--	1,827
Marketing, sales and product development	--	--	--	2,616
	$--	$91	$--	$15,913

At June 30, 2010 there is no balance of unamortized stock 3based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2009	June 30 2009
Risk-free interest rate	n/a	n/a	n/a	1.1%
Expected dividend yield	n/a	n/a	n/a	0%
Expected life (years)	n/a	n/a	n/a	2
Expected volatility	n/a	n/a	n/a	133%
Weighted average grant date fair value per option	n/a	n/a	n/a	$0.13

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

8)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to finance its operations through the third quarter of 2010 and complete a strategic transaction, such as a merger, acquisition, sale of business or other suitable transaction. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six months ended June 30, 2010.

As at June 30, 2010 total managed capital shareholders’ equity was $668,308.

9)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (continued):

(a) Market risk (continued):

(iii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. The Company's cash is not subject to any external restrictions.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at June 30, 2010:

	Less than 3 months	3 - 6 months	6-12 months	Greater than 1 year
Accounts payable and accrued liabilities	$569,403	$--	$--	$--
Tenure allowance	--	--	32,500	1,413,750
	$569,403	$--	$32,500	$1,413,750

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

10)	SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the six months ended June 30, 2010, the majority of the Company’s revenue was generated from four customers.

11)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2010	June 30 2009
Accounts receivable	$(736,272)	$(358,240)	$(235,009)	$573,427
Inventories	1,081,304	1,089,860	1,655,151	1,444,716
Prepaid expenses and deposits	65,730	101,991	(36,668)	830
Accounts payable and accrued liabilities	(4,128)	(1,703,307)	22,555	(2,027,777)
Current income tax liability		1,110		2,606
Increase in tax provision	31,995		10,087
Decrease in life insurance cash surrender value	44,985	1,596	47,443	1,653
Increase/(decrease) in tenure allowance	(1,848)	(36,997)	(7,255)	(57,099)
Other	1,115	680	3,102	(6,919)
	$482,881	$(903,307)	$1,459,406	$(68,563)

12)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated interim financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)	Stock-based compensation:

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

12)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(a)	Stock-based compensation (continued):

There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the estimated number of forfeitures to be incurred. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the difference between the two methods is immaterial.

(b)	Reduction of Stated Share Capital and Deficit:

Under United States GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced. As a condition of implementing the 2008 Plan of Arrangement, Old Forbes reduced its stated Share Capital and Accumulated Deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated Share Capital (as amended).

(c)	Convertible debenture:

On March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize the wholly owned subsidiary company, 3887685 Canada Inc. (formerly known as Forbes Medi-Tech Operations Inc. (“Old Forbes")). Old Forbes issued a convertible debenture of $2,960,000.

Under United States GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with APB 14 as a combined instrument. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company recorded this convertible debenture for United States GAAP purposes at the issue price of $2,960,000.

Under Canadian GAAP, the convertible debenture was considered to have both a debt and equity component.

(d)	Warrants:

On January 1, 2009 under United States GAAP, the Company adopted, Emerging Issues Task Force Issues No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (ETIF 07-5).

As described in note 7(e), the Company has a balance of 227,265 warrants outstanding as at June 30, 2010 and expiring on October 26, 2010. Under EITF 07-5, and effective January 1, 2009, the Company was required

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

12)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(d)	Warrants (continued):

under United States GAAP to recognize the embedded derivative relating to the strike price of the warrant being denominated in US dollars while the Company’s functional currency is the Canadian dollar. The embedded derivative is recognized at fair value based on the Black-Scholes method. The movement in fair value for the three and six months ended June 30, 2010 and June 30, 2009 is recorded in the consolidated statement of operations and deficit. Under Canadian GAAP, no such requirement exists.

(e)	Inventories:

Under United States GAAP, reversals of inventory valuation provisions are not permitted. Under Canadian GAAP, such reversals are permitted. During the year ended December 31, 2009 inventory valuation allowances of $75,000 were reversed.

(f)	Impact of differences:

(i)	Consolidated statement of operations and deficit:

	Three months ended		Six months ended
	June 30 2010	June 30 2009	June 30 2009	June 30 2008
Net (loss) / income in accordance with Canadian GAAP	$(917,675)	$113,029	$(1,759,848)	$3,102,509
Differences in accounting for accretion of interest on convertible debenture (Note 12(c))	--	--	--	(294,887)
Reversal / (recognition) of liability component of warrants (Note 12(d))	24	(19,330)	5,455	(16,509)
Net (loss) / income and comprehensive (loss) / income in accordance with United States GAAP	(917,651)	93,699	(1,754,393)	2,791,113
Deficit, beginning of period, United States GAAP	$(106,359,958)	(102,582,025)	(105,523,216)	(105,279,439)
Deficit, end of period, United States GAAP	$(107,277,609)	$(102,488,326)	$(107,277,609)	$(102,488,326)
Weighted average number of shares outstanding, basic	4,969,813	4,969,813	4,969,813	4,969,813
Basic and (loss) / income per share	$(0.18)	$0.02	$(0.35)	$0.56
Weighted average number of shares outstanding, diluted	4,969,813	5,039,780	4,969,813	5,034,051
Diluted (loss) / income per share	$(0.18)	$0.02	$(0.35)	$0.55

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

12)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(f)	Impact of differences (continued):

(ii)	Consolidated balance sheet:

	June 30, 2010		December 31, 2009
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Current assets	$2,926,598	$2,851,598	$4,571,445	$4,496,445
Capital assets	16,301	16,301	102,813	102,813

Other assets	20,108	20,108	23,210	23,210

Current and long-term liabilities	2,294,699	2,294,699	2,269,312	2,274,767

Shareholders’ equity:
Common shares	2,720,992	100,218,121	2,720,992	100,218,121
Contributed surplus	10,042,877	7,652,796	10,042,877	7,652,796
Deficit	(12,095,561)	(107,277,609)	(10,335,713)	(105,523,216)

(g)	Additional financial information and disclosures required under United States GAAP:

Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The carrying value reported in the balance sheets for tenure allowance under long-term liabilities is equal to the fair value being the present value of future payments discounted at the current market rate of interest.

(h)	Accounting changes:

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments in interim financial statements. The Company has provided the required disclosures in note 25(f).

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, Recognition and Presentation of Other-than-Temporary Impairments, or FSP FAS No. 115-2. FSP FAS No. 115-2 amends the impairment guidance for certain debt securities and will require an investor to assess the likelihood of selling the security prior to recovering the cost basis. If the investor is able to meet the criteria to assert that it will not have to sell the security before recovery, impairment charges related to non-credit losses would be reflected in other comprehensive income. FASP FAS 115-2 is effective for interim periods beginning after June 15, 2009. The Company anticipates no impact from this pronouncement.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

12)	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued):

(h)	Accounting changes (continued):

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This standard is related to determining fair value when volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly amends existing accounting standards to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, the new standard provides additional guidance on situation that may indicate that a transaction for the asset or liability is not orderly.

(i)	Recent accounting pronouncements:

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, amend FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments and Accounting Principle Board Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments in interim financial statements. The Company has provided the required disclosures in note 12(g).

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the rollforward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance is effective for the Company beginning in the first quarter of fiscal 2011, except for the rollforward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statement disclosures.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

13)	SUBSEQUENT EVENTS:

(a)	Asset Sale:

The Company has entered into an agreement, dated July 9, 2010 with MHT, LLC ("MHT").pursuant to which the Company has agreed to sell substantially all of its Reducol™ assets, including all of its inventories, patents, trademarks and related businesses (“MHT Asset Purchase Agreement”). The purchase price payable to Forbes pursuant to the MHT Asset Purchase Agreement would be approximately US$1.4 million, subject to inventory adjustments. The agreement between Forbes and MHT provides for, among other things, a non-solicitation covenant by Forbes, subject to customary provisions that entitle Forbes to consider and accept a superior proposal in respect of a purchase of its assets or all of the assets or share capital of Forbes, a right in favour of MHT to match any superior proposal and the payment by Forbes to MHT of an expense reimbursement of US$150,000 if the MHT Asset Purchase Agreement is not completed as a result of the superior proposal.

The MHT Asset Purchase agreement was entered into following a sales process undertaken by Forbes and supervised by its board of directors (the “Board”). As part of this sales process, Forbes entertained proposals from a number of potential purchasers of Forbes as a whole and of the Reducol™ business separately. The Board of Directors of Forbes has received a fairness opinion dated July 7th, 2010 from Boenning & Scattergood, Inc. to the effect that the MHT Asset Purchase Agreement is fair, from a financial point of view, to shareholders of Forbes.

On July 29, 2010, the Company announced that Pharmachem Laboratories, Inc. ("Pharmachem") had offered to acquire substantially all of the Company’s assets for cash consideration of US$1.9 million (the “Pharmachem Offer”). The Pharmachem Offer is not subject to a financing condition.

At a meeting held on July 28, 2010, the Company’s Board, concluded that the Pharmachem Offer is on more favorable terms to the Forbes shareholders than the MHT Asset Purchase and qualifies as a Superior Offer, as defined in the MHT Asset Purchase Agreement.

On August 5, 2010, MHT exercised its “right to match” in respect of the offer of Pharmachem to acquire substantially all of the assets of the Company. In connection with the exercise by MHT of its right to match the Pharmachem Offer, the Company entered into an amended agreement with MHT (the “MHT Amended Asset Purchase Agreement”) pursuant to which the purchase price payable by MHT for the purchased assets was increased from approximately US$1.4 million to US$1.76 million, in each case subject to inventory adjustments.

At a meeting held on August 5, 2010, the Board agreed to accept the amended offer of MHT under the terms of the MHT Asset Purchase Agreement. Except for the increase in the purchase price, the MHT Amended Asset Purchase Agreement has substantially the same terms as the original MHT Asset Purchase Agreement, including with respect to the Company’s right to consider and accept a superior proposal and, the right in favour of MHT to match any superior proposal. The expense reimbursement fee payable by the Company to MHT if the asset sale is not completed as a result of the superior proposal was increased in the MHT Amended Asset Purchase Agreement to US$200,000.

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FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2010
(Expressed in Canadian dollars)
(unaudited)

13)	SUBSEQUENT EVENTS ( continued):

(a)	Asset Sale (continued):

On August 6, 2010, Pharmachem submitted a revised offer (the “Pharmachem Revised Offer”). to acquire substantially all of the assets of the Company for cash consideration.

At a meeting held on August 8, 2010, the Board concluded that the Pharmachem Revised Offer of US$2.9 million, which is not subject to a financing condition, to acquire substantially all of the assets of the Company is on more favorable terms to Forbes’ shareholders than the transaction with MHT and qualifies as a Superior Offer, as defined in the MHT Amended Asset Purchase Agreement.

Closing of the Asset Sale is conditional on the Company obtaining Forbes shareholder approval, and other customary conditions, including obtaining consents to the assignment of the contracts that are proposed to be assumed.

(b)	Liquidation:

Following the completion of the Asset Sale, the Company intends on settling all of its contractual obligations, appointing a liquidator, to finalize and wind-up its affairs, and distributing the resulting net proceeds to the Forbes shareholders (the “Liquidation”).

In connection with the wind-up of Forbes, it is expected that there will be one distribution to shareholders of record which will include the cash proceeds realized under the Asset Sale less any payments made in respect of the Company’s remaining ongoing costs and liabilities. The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator. It is expected that, following the distribution, the Company’s common shares will be cancelled. It is anticipated that the wind-up of the Company will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the windup may vary from what is expected.

Forbes shareholders will be asked to approve the Asset Sale at an annual and special meeting of shareholders which is to occur on August 16, 2010 (the “Meeting”). Shareholders will also be asked to approve the Liquidation at the Meeting. Both the Asset Sale and the Liquidation will require the approval of two-thirds of Forbes shareholders present in person or represented by proxy at the Meeting.

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